Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Net Income for Common	$1,014	$978	$893	$781	$783
Preferred Stock Dividend	3	11	11	11	11
Cumulative Effect of Changes in Accounting Principles	—	—	—	—	—
(Income) or Loss from Equity Investees	—	—	2	(1)	—
Minority Interest Loss	—	—	—	—	—
Income Tax	529	558	495	404	397

Pre-Tax Income from Continuing Operations	1,546	1,547	1,401	1,195	1,191

Add: Fixed Charges*	573	561	578	582	520
Add: Amortization of Capitalized Interest	—	—	—	—	—
Add: Distributed Income of Equity Investees	—	—	—	—	—
Subtract: Interest Capitalized	—	—	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—

Earnings	$2,119	$2,108	$1,979	$1,777	$1,711

* Fixed Charges
Interest on Long-term Debt	508	505	$520	$518	$458
Amortization of Debt Discount, Premium and Expense	17	18	17	16	16
Interest Capitalized	—	—	—	—	—
Other Interest	22	16	19	27	25
Interest Component of Rentals	26	22	22	21	21
Pre-Tax Preferred Stock Dividend Requirement	—	—	—	—	—

Fixed Charges	$573	$561	$578	$582	$520

Ratio of Earnings to Fixed Charges	3.7	3.8	3.4	3.1	3.3